Mogu Inc.

February 14, 2023

VIA EDGAR

Mr. Scott Stringer

Mr. Adam Phippen

Ms. Alyssa Wall

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

MOGU Inc.
Re:	Form 20-F for Fiscal Year Ended March 31, 2022

Response dated October 7, 2022

File No. 001-38748

Dear Mr. Stringer, Mr. Phippen, Ms. Wall and Ms. Peyser:

Mogu Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 16, 2023 regarding our October 7, 2022 response to your comment on our annual report on Form F-20 (the “Form 20-F”) filed on July 15, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ending March 31, 2023.

Annual Report on Form 20-F Filed on July 15, 2022

Item 3. Key Information, page 3

1.	We note your response to comment 3. Please revise your disclosure to affirmatively state that your Hong Kong subsidiary does not have any operations.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

Revise the 1st paragraph of Item 3 Key Information—Our Holding Company Structure and Contractual Arrangements at page 4 by adding the underlined –

“We are a company incorporated in the Cayman Islands. We are not a Chinese operating Company but a Cayman Islands holding company with no equity ownership in the VIEs. Our Hong Kong subsidiary is not an operating company but a holding company. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Hangzhou Shiqu is our PRC subsidiary and a foreign-invested enterprise under PRC laws. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses…”

2.

We note your proposed amended disclosure in response to comment 4 and reissue in part. Please revise your diagram of the company’s corporate structure to identify the persons or entities that own equity in MOGU Inc. Your disclosure currently identifies only the persons or entities that own equity in your subsidiaries and the VIEs. Please also amend your disclosure to disclose the challenges the company may face enforcing the contractual agreements with the VIEs due to jurisdictional limits.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

(i)	revise the diagram at page 3 and 78 by identifying the persons or entities that own equity in MOGU Inc. See. Appendix – Organizational Structure.

(ii)

add the disclosure the risk factor “Our ability to enforce the contractual agreements between us and the VIE’s shareholders may be subject to PRC laws and regulations.” of “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” at page 36 and the cross reference at page 41.

Our ability to enforce the contractual agreements between us and the VIE’s shareholders may be subject to PRC laws and regulations.

We have relied on contractual arrangements with Hangzhou Juangua and Beijing Meilishikong and its shareholders to conduct a portion of operations in China. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. As a result, these uncertainties could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to receive economic benefits from the VIE, and our ability to conduct our business may be negatively affected. See “Risks Related to Doing Business in China— Rules and regulation governing the internet industry in China are relatively new and quickly evolving. The uncertainties with respect to the PRC legal system and the enforcement of rules and regulations governing the internet industry could adversely affect us our result of business and financial operations and the value of our securities.’

Permissions Required from the PRC Authorities for Our Operations, page 6

3.

We note your proposed amended disclosure in response to comment 6 and reissue in part. Please expand your discussion of the permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to include permissions or approvals needed to offer your securities to foreign investors. Your current disclosure only addresses the permissions or approvals required to operate the business. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Revise to state whether any of the permissions or approvals required to operate your business or offer your securities have been denied. Finally, while your proposed revised disclosure indicates that you, your subsidiaries, the VIEs and their subsidiaries are not required to obtain permissions from the CSRC, you have not affirmatively stated the same with respect to the CAC, if true; please revise.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment by adding the following underlined paragraphs after the second paragraph of Item 3 Key Information — Permissions Required from PRC Authorities for Our Operations at page 6 —

On August 8, 2006, six PRC regulatory agencies jointly adopted The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. Under the regulations, an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC citizens shall obtain the approvals of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Under the PRC laws and regulations in effect at the time of this Annual Report, as advised by King & Wood Mallesons, our PRC legal counsel, we will not be required to submit an application to the CSRC for its permissions or approvals of offering and the listing and trading of our securities to foreign investors under the M&A Rules. However, the interpretation and application of the regulations remain unclear, and the above opinions of King & Wood Mallesons, our PRC counsel are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion in the future.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates an offering or listing of its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents. However, as of the date of this Annual Report, uncertainties exist regarding the final form of these regulations as well as the interpretation and implementation thereof after promulgation. In the event that these drafts come into effect before the consummation of this offering, we will take any and all actions necessary to complete the required filing with the CSRC.

On December 28, 2021, the Cyberspace Administration of China, or CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On April 4, 2020, the CAC held a press conference and limited the above Operators to telecommunications, finance, national defense and other industries related to national security, which is not the industry we are engaged in. Moreover, as of the date of this annual report, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review rather than doing a public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review, and also do not clearly stipulate that such entities or their subsidiaries shall obtain any permissions of approvals by the CAC.

Based on the above-mentioned and other effective PRC laws and regulations as the date of this Annual Report, as advised by King & Wood Mallesons, our PRC legal counsel, none of us, the VIEs or its subsidiaries (i) is required to obtain permissions or approvals to offer securities to investors from the CSRC or CAC or any other governmental agency, (ii) has received any denial for our operations based on the PRC laws, regulations and rules currently in effect. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we may be required to obtain such permissions or approvals in the future and the failure to obtain or delay in obtaining such permissions or approvals would subject us to restrictions and penalties imposed by the CSRC, CAC or any other PRC regulatory authorities, and our ability to offer securities to foreign investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

4.

We note your response to comment 7, as well as your statement that counsel has advised that you, your subsidiaries and the VIEs are not required, with a few identified exceptions, to obtain licenses and permits that are material to conduct your operations. Please revise to delete the word “material” and refer to “permissions and approvals” instead of “licenses and permits.” Also, if you have received similar advice of counsel with respect to your conclusions as to whether you need permissions and approvals to offer securities to investors, state as much; if you have not, state as much, explain why, and explain the basis for these conclusions.

Response: The Company noted the Staff’s comment. The Company respectfully submits to the Staff that it relied on an opinion of counsel and in response to the Staff’s comment it will further revise the referenced disclosure under “Item 3. Key Information – Permissions Required from the PRC Authorities for Our Operations” at page 6 as illustrated below in underline –

“ In addition, as advised by King & Wood Mallesons, our PRC legal counsel, as of the date of this Annual Report, except for necessary company business licenses, foreign investment information reports to the commerce administrative authority and foreign exchange registrations or filings, ~~our consolidated Chinese entities~~ we and the VIEs do not have to obtain any ~~requisite licenses and permits~~ permissions ~~and~~ or approvals from the PRC government authorities ~~that are material~~ for ~~the~~ our business operations ~~of our holding company, our subsidiaries and the VIEs~~ in China. Also, as advised by our PRC legal counsel, none of us, the VIEs or its subsidiaries is required to obtain permissions or approvals from the CSRC, CAC or any other governmental agency to offer securities to investors. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, in the future we may be required to obtain certain permissions ~~licences, permits, filings or~~ and approvals ~~for the functions and services that we provide~~ to offer securities to investors.”

Transfers of Cash within the Group, page 11

5.

We note your proposed amended disclosure in response to comment 9. Please expand the heading of your risk factor to also include the risk that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Please also revise any cross-references to this risk factor.

Response: The Company would like to clarify that there are currently no restrictions and limitations imposed by the Hong Kong government which impact the ability to transfer cash from Hong Kong to outside of Hong Kong. In this regard, the Company will further revise the risk factor “We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” of Item 3 Key information D. Risk Factors – Risks Relating to Our Corporate Structure on page 37 and the cross reference on page 85 –

“Our PRC ~~and Hong Kong~~ subsidiaries are permitted under the ~~respective~~ laws of the PRC ~~and Hong Kong~~ to provide funding to us through dividends without restriction on the amount of the funds, other than as limited by the amount of their distributable earnings. However, to the extent cash is in our PRC ~~or Hong Kong~~ subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the PRC ~~or Hong Kong~~ due to interventions or the imposition of restrictions and limitations by the PRC ~~or the Hong Kong~~ government on the ability to transfer cash. In addition, if any of our subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. See ‘Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

6.

We note your proposed amended disclosure in response to comment 10. Throughout the filing, wherever you state that you receive economic benefits from the VIEs, please qualify such statement with disclosure of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP and the fact that you are the primary beneficiary for of the VIEs for accounting purposes.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment by adding the underlined wording as follow:

(i)	revise Item 4. Information on the Company — C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders at page 78

The following is a summary of our contractual agreements that are currently in effect, by and among our wholly-owned subsidiary Hangzhou Shiqu, the VIEs and their shareholders. Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) ~~exercise effective control over the VIEs~~ have power to direct activities of the VIEs that most significantly affect the economic performance of the VIEs, and (ii) receive ~~substantially all of~~ the economic benefits of the VIEs that could be significant to the VIEs. As a result, we are regarded as the primary beneficiary of the VIEs for accounting purposes and have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. However, neither our Cayman Islands holding company nor the investors in the holding company have an equity ownership or direct investment in the VIEs.

(ii)	revise the second paragraph of Item 10. Additional Information — E. Taxation — Passive Foreign Investment Company Considerations at page 119 —

Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we ~~control their management decisions~~ have power to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and are entitled to ~~substantially all of~~ the economic benefits associated with them that could be significant to the VIEs, and thus we are regarded as the primary beneficiary of the VIEs for accounting purposes. As a result, under US GAAP, we consolidate the VIEs results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

7.

We note your proposed amended disclosure in response to comment 11. Please expand your disclosure to disclose the source of your policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).

Response: The Company will revise the referenced disclosure in response to the Staff’s comment by adding the following underlined paragraph to the last sentence of the first paragraph of Item 3 Key Information — Transfers of Cash within The Group at page 11 —

Due to PRC regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses and governmental control of currency conversion, Mogu and its subsidiaries are not able to make direct capital contributions to the VIEs and their subsidiaries. Instead, Mogu and its subsidiaries may transfer cash to the VIEs by loans or by making payments to the VIEs as inter-group transactions. Transfers of cash between the Company, our subsidiaries, and the consolidated VIEs are considered as nonoperational payments and require application for internal approvals from our accountants and supervising management of the finance department.

As a part of MOGU’s internal control policy to regulate cash payments in daily operations and improve the efficiency of use of cash, our cashier and the management of the finance department will also review the approved application again before making the payment. If a payment amount is larger than RMB3.0 million the application requires additional approval from our Chief Executive Officer. These are management policies rather than contractual requirements.

8.	Please disclose your intentions to settle amounts owed under the VIE agreements.

Response: The Company will add the following underlined paragraph before the last paragraph of Item 3. Key Information – Transfers of Cash within the Group on page 11

Depending on the Group’s overall fund utilization and the VIEs’ financial performance, we will settle the amounts owed on a quarterly basis when the VIEs generate profits according to the VIE agreements.

Summary of Risk Factors, page 13

9.

We note your proposed amended disclosure in response to comment 12. In your summary of risk factors, please note that each summary risk factor should have a cross-reference, including page numbers, to the relevant risk factor that includes the title of the relevant risk factor.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

(i)

revise the bullet point of Item 3 Key information D. Risk Factors – Summary of Risk Factors on page 13 and 14 by adding by adding the following underlined cross-reference to the relevant risk factor as follows:

Risks Related to Our Corporate Structure

•

If the PRC government finds the agreements that established the structure for our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. See “—Risks Related to Doing Business in China—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 41.

•

We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 36.

•

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “—Risks Related to Doing Business in China—Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The uncertainties with respect to the PRC legal system and the enforcement of rules and regulations governing the internet industry could adversely affect us our result of business and financial operations and the value of our securities.” on page 41.

•

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect the business and financial condition. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 36.

•

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated affiliated entity owes additional taxes, which could negatively affect our financial condition and the value of your investment. See. “—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs. The PRC government’s authorities in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline.” on page 36.

•

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of the business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding. See “—Risks Related to Doing Business in China—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 41.

Risks Related to Doing Business in China

•

The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs. The PRC government’s authorities in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline. See “—Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The uncertainties with respect to the PRC legal system and the enforcement of rules and regulations governing the internet industry could adversely affect our result of business and financial operations and the value of our securities.” on page 41.

•

The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process. See “— Risks Related to Our Corporate Structure — If the PRC government finds the agreements that established the structure for our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” on page 34.

•

Changes in China’s political, economic or social conditions or government policies could have a material adverse effect on our business and operations. See “—Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The uncertainties with respect to the PRC legal system and the enforcement of rules and regulations governing the internet industry could adversely affect our result of business and financial operations and the value of our securities.” on page 41.

Risks Related to the ADSs

•

We are a Cayman Islands holding company conducting our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our ordinary shares or the ADSs hold equity interest in our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. See “—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.” on page 35.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Yu Wang at yu.wang@hk.kwm.com or by telephone at +852 6386 1503.

Very truly yours,

/s/ Qi Chen Qi Chen Chief Executive Officer

cc:	Yu Wang, Esq.

King & Wood Mallesons

Appendix

Organizational Structure

Notes:

(1) Represents (i) 444,989,552 Class A ordinary shares and 4.0% voting rights held by Image Future Investment (HK) Limited, a Hong Kong limited liability company, and (ii) 15,151,714 Class A ordinary shares and 0.1% voting rights held by Tencent Growth Holdings Limited, a Hong Kong limited liability company. Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange, is the ultimate beneficial owner of both Image Future Investment (HK) Limited and Tencent Growth Holdings Limited. The registered address of each of Image Future Investment (HK) Limited and Tencent Growth Holdings Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. For more details about the voting rights, see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—E. Share Ownership.

(2) Represents (i) 220,151,966 Class B ordinary shares and 58.5% voting rights held by Elevenhalf MG International Limited, a BVI business company, and (ii) 83,082,038 Class B ordinary shares and 22.1% voting rights held by Elevenhalf MG Holding Limited, a BVI business company. Elevenhalf MG International Limited and Elevenhalf MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of SharkBay Captain Trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Elevenhalf MG International Limited and Elevenhalf MG Holding Limited in our company. The registered address of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—E. Share Ownership.

(3) Represents (i) 163,016,634 Class A ordinary shares and 1.4% voting rights held by Hillhouse MGJ Holdings Limited, a BVI business company, and (ii) 98,157,621 ordinary shares and 0.9% voting rights held by Hillhouse MLS Holdings Limited, a BVI business company. Each of Hillhouse MGJ Holdings Limited and Hillhouse MLS Holdings Limited is owned by Hillhouse Fund II, L.P., Gaoling Fund, L.P. and YHG Investment, L.P. Hillhouse Capital Management, Ltd. acts as the sole management company of Hillhouse Fund II, L.P. and Gaoling Fund, L.P., and the sole general partner of YHG Investment, L.P. The registered address of each of Hillhouse MGJ Holdings Limited and Hillhouse MLS Holdings Limited is Citco B.V.I. Limited of Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—E. Share Ownership.

(4) Represents 208,475,509 Class A ordinary shares and 1.8% voting rights held by Trustbridge Partners IV, L.P., a Cayman Islands limited partnership. Trustbridge Partners IV, L.P. is managed by an investment committee consisting of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang, which by majority vote has the power to make investment or divestment decisions for Trustbridge Partners IV, L.P. The registered address of Trustbridge Partners IV, L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of each of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang is 2001, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong. For more details about the voting rights, see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—E. Share Ownership.

(5) Represents 200,662,100 Class A ordinary shares and 1.8% voting rights held by Bertelsmann China Holding GmbH, a German company with limited liability, as reported in a as reported in a Schedule 13G amendment jointly filed by Bertelsmann SE & Co. KGaA and Bertelsmann China Holding GmbH on February 8, 2021. Bertelsmann China Holding GmbH is a wholly-owned subsidiary of Bertelsmann SE & Co. KGaA. The business address of Bertelsmann China Holding GmbH is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany. For more details about the voting rights, see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—E. Share Ownership.